September 4, 2024

Joey Wat
Chief Executive Officer
Yum China Holdings, Inc.
101 East Park Boulevard, Suite 805
Plano, TX 75074

       Re: Yum China Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 1-37762
Dear Joey Wat:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Ling Zhang, Corporate Secretary